Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

www.faegredrinker.com

June 29, 2022

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael A. Rosenberg

Re:	Constitution Capital Private Markets Fund, LLC
File No.: 811-23787

Dear Mr. Rosenberg:

The following responds to the comments you provided via email on April 25, 2022, in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Constitution Capital Private Markets Fund, LLC (the “Company” or “Fund”), a registered closed-end fund. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

GENERAL COMMENTS

1.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

The Fund confirms that it has not provided test-the-waters materials to potential investors in connection with this offering and does not intend to do so.

2.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund acknowledges the Staff’s comment and undertakes to address any further comments from the Staff.

3.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”) , please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Fund will inform the Staff of omitted information in reliance on Rule 430A under the Securities Act prior to seeking effectiveness of the Registration Statement.

4.	Please advise us whether you have submitted, or expect to submit, any exemptive applications or no-action requests in connection with the registration statement.

The Fund intends to seek Multi-Class Exemptive Relief and Co-Investment Exemptive Relief.  The Fund does not expect to submit any other exemptive application or no-action request in connection with the Registration Statement.

5.	Please provide the name of the Company's independent registered public accounting firm in correspondence.

The Fund will identify its independent registered public accounting firm in a future pre-effective amendment filing once approved by its board.

6.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Fund intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments. The Fund also has filed this letter as correspondence with the SEC via EDGAR.

7.	Inasmuch as Section 8(c) of the Securities Act relates to post-effective amendments, please remove the check from the box next to “when declared effective pursuant to Section 8(c)” on the facing sheet.

The requested change has been made in the Revised Registration Statement.

PROSPECTUS

Cover Page

8.	Here and throughout the prospectus, reference is made to the Fund investing in “high quality investments.” Please explain how the Fund defines “high quality investments,” particularly in light of the Fund's speculative nature. For example, as described in the “Investment Related Risk” section, the Fund has the “ability to invest in Portfolio Companies in the early phases of development which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products. The Fund Investments may also include Portfolio Companies that are in a state of distress or which have a poor record, and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful.”

The following disclosure will be added to the Revised Registration Statement:

The Fund defines “high quality investments” as investments that reflect the Fund’s target underlying investment attributes, including but not limited to, (i) well-established leaders / management teams, (ii) organizational depth, (iii) secular tailwinds, (iv) attractive financial profile with regard to growth, profitability, capital intensity, solvency and liquidity, (v) structured with prudent levels of debt relative to comparable companies in the industry, (iii) enterprise valuations at entry consistent with, or a discount to, public comparable companies and precedent transactions, and (iv) clear and actionable value creation plans that minimize downside exposure. These target underlying investment attributes, in addition to strategy- and security-specific considerations, inform how the Adviser approaches its assessment of investments in Private Assets.

9.	Please revise the definition of “Private Assets” to include only private assets. Specifically, for each component of the definition of “Private Assets”, insert “private”. For example revise (i) to state that it includes direct investments in positions in private equity or debt of operating companies. Furthermore, please delete investments that are inherently not private, e.g., money market funds and short-term treasuries.

The requested change has been made in the Revised Registration Statement.

10.	Please disclose in the bullets on the cover page the expected amount of repurchases per quarter.

The requested change has been made in the Revised Registration Statement.

Summary of terms and conditions – The Fund (Page 1)

11.	Please supplementally explain to the staff how the Predecessor Fund plans to transfer substantially all of assets into the Fund, consistent with Section 17(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). Additionally, please inform staff whether the Fund will present the Predecessor Fund’s performance as its own, and if so, describe the basis for using the Predecessor Fund’s performance as that of the Fund. We may have additional comments based on your response.

Pursuant to the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006), Predecessor Fund will, at the time of the reorganization, transfer its portfolio securities to the Fund in exchange for shares of the Fund. The Fund anticipates that as soon as possible after the effective date of its registration statement and contemporaneously with the public offering of its shares, the Fund will acquire substantially all of the assets and liabilities of the Predecessor Fund in exchange for shares of the Fund of equal U.S. dollar value, and the Predecessor Fund will simultaneously distribute on a pro rata basis to the partners of the Predecessor Fund of all of the Fund shares received in exchange for their partnership interests in the Predecessor Fund in liquidation of the Predecessor Fund. Further, the transactions contemplated by the Agreement are intended to qualify as a nontaxable exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), followed by a nontaxable distribution under Section 731 of the Code.

The Fund confirms that it will present the Predecessor Fund’s performance as its own. The Fund believes the inclusion of the Predecessor Fund’s performance is supported by the Growth Stock Outlook Trust letter (pub. avail. Apr. 15, 1986) and the Nicholas-Applegate Mutual Funds letter (pub. avail. Aug. 6, 1996).

Summary of terms and conditions – Investment objective and strategies (Page 1)

12.	Disclose in the Summary of Term and Conditions - Investment Objective and Strategies that: (i) the Fund may make investments outside of the United States, including in emerging markets, (ii) the Fund’s investment strategies involve exposure to foreign currencies; (iii) the Fund may seek to hedge all or a portion of the Fund’s foreign currency risk; and (iv) the Fund may hedge all or a portion of its currency exposures.

The requested disclosure has been added in the Revised Registration Statement.

13.	The third paragraph of this section provides that “Under normal market conditions, the Fund intends to invest and/or make capital commitments of at least 80% of its net assets, plus any borrowing for investment purposes, in Private Assets.” Rule 35d-1 under the 1940 Act provides that if a fund’s name suggests a type of investment, the fund must have a policy to invest “at least 80% of the value of its Assets in a particular type of investment . . . suggested by the Fund’s name[.]” Here the Fund’s 80% test would treat capital commitments the same as assets for purposes of the Fund’s 80% test. Please revise the Fund’s 80% policy to delete the reference to capital commitments, inasmuch as they would not be Fund assets invested in Private Assets.

The Fund acknowledges receipt of the Staff’s comment. The Fund believes capital commitments should be treated the same as Assets for purposes of the Fund’s 80% test since once the Fund has made an investment into a private equity fund, the Fund does not have control of the timing of the capital being drawn, but it is irrevocably committed. Moreover, the inclusion of capital commitments in the Fund’s 80% policy is consistent with the 80% policies of other funds with similar names.

Summary of terms and conditions –Purchasing Shares (Page 5)

14.	Please note that registered closed-end funds that invest more than 15% of their net assets in private funds have imposed a minimum investment of at $25,000, with limited exceptions: (1) as to employees, officers or trustees of the fund, the adviser or their affiliates; and (2) by the board based on its consideration of the investor’s overall relationship with the adviser or selling agent, including consideration of the aggregate value of all accounts of clients of a selling agent investing in the fund for purposes of satisfying the minimum investment amount. Please disclose that all current and future classes of shares will be subject to a $25,000 minimum initial investment or explain to us why it would be appropriate for the Fund to offer shares without imposing this limitation.

The requested change has been made in the Revised Registration Statement.

15.	Please disclose that shares will be sold to only to “qualified clients” within the meaning of Rule 205-3 under the Investment Advisers Act of 1940, as amended, and “accredited investors” within the meaning of Rule 501 under the Securities Act. Please state that the accredited investor and qualified client criteria will apply to all investors and will not be waived under any circumstances.

The Registration Statement currently includes the following disclosure:

“Each prospective investor in the Fund will be required to certify that it is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act and an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”). The criteria for qualifying as a “qualified client” and “accredited investor” are set forth in the subscription documents that must be completed by each prospective investor.”

However, the Fund does confirm it will include additional disclosure stating that the accredited investor and qualified client criteria will apply to all investors and will not be waived.

Summary of terms and conditions – Repurchases of Shares (Page 6)

16.	The fifth paragraph of this section states that the Fund reserves the right to reduce the amount to be repurchased from a shareholder so that required capital balance will be maintained. Please provide the legal authority for this provision.

There is no formal legal authority for this provision. However, it is common practice that has been allowed by the Staff with other registrants.

Summary of fund expenses (Page 8)

17.	Disclosure in note 2 states that the Board is able to provide waivers for the Early Repurchase Fee based on a best interest determination. Please revise such language and throughout the N-2 to ensure that any Early Repurchase Fee waiver will be applied uniformly to all shareholders. Further, please confirm that to the extent the Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company. Also, that the Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

The requested change has been made in the Revised Registration Statement.

The also Fund confirms to the extent the Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company. Also, the Fund confirms that the Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

Use of Proceeds (Page 8)

18.	The first sentence of this section states that the proceeds from the sale of Shares will be invested “as soon as practicable after receipt of such proceeds, consistent with market conditions and the availability of suitable investments.” This disclosure is vague. Please disclose how long it is expected to fully invest the proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the proceeds, and the consequences of any delay. See Item 7.2 of Form N-2; see also Guide 1 to Form N-2 (providing that the reasons for the expected delay should be stated if the Fund expects the investment period to exceed three months).

The requested change has been made in the Revised Registration Statement.

Private equity market overview – Private equity investment types (Page 12)

19.	This section provides that the Fund may make Direct Investments alongside other investors in an operating company. Please respond to the following:

●	To the extent a Co-Investment is made through a vehicle, will the Fund include the expenses of the vehicle, including transactional expenses, on the Acquired Fund Fees and Expenses line of the fee table?

The Fund so confirms.

●	Please confirm that the Fund and any another entity advised by the Adviser or any other affiliate of the Fund will not invest in a common portfolio company, unless such investments are consistent with existing staff no-action letters.

The Fund so confirms.

Investment process overview – Portfolio planning (Page 14)

20.	As a non-diversified fund, the Fund should not state that it is seeking diversification, nor should it characterize itself as having a diversification strategy.

The Fund has revised the disclosure to remove and replace references to “diversification” and/or having a “diversification” strategy, as requested. For example, the “Portfolio Planning” section has been revised as follows:

“The Adviser has developed a target framework for the Fund’s long-term variation across various private assets, including direct equity, primary fund, secondary fund, and opportunistic credit. The Fund will also seek to provide variation across industry, geography, and vintage years with respect to individual investments. The strategy of the Fund is expected to generate more consistent returns and lower volatility compared to what might be expected from a more concentrated portfolio.”

Investment policies – Portfolio liquidity management (Page 15)

21.	In the first sentence, please insert the words “seek to” before “reduce” when discussing the Fund’s investment strategy.

The requested change has been made in the Revised Registration Statement.

Repurchase of Shares – Procedures for repurchase of shares (Page 51-53)

22.	Please disclose that full payment of the 5% annual audit holdback will be made no later than 5 business days after completion of the annual audit.

The Fund so confirms.

23.	The staff does not believe that the issuance of a Promissory Note such as is currently described in the disclosure has any effect on or implications for prompt payment and is unclear as to the purpose of the Promissory Note procedure and is concerned that it may confuse shareholders. If the Fund nevertheless determines to retain this feature, please disclose (a) the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law, and (b) that the terms of any Promissory Note will include the Fund’s obligation to make full cash payment under the Promissory Note no later than 65 days after the Expiration Date, other than the 5% annual audit holdback, which will be paid in full in cash no later than 5 business days following completion of the annual audit.

The Registrant has removed references to the “Promissory Note” and has revised its disclosure to indicate that the Initial Payment will be made on or before the 65th day after the Expiration Date, other than the 5% annual audit holdback, which will be paid in full in cash no later than 5 business days following completion of the annual audit.

24.	The brokerage costs and charges that the Fund will allocate to shareholders appear to be similar in purpose to the Early Repurchase Fee. Both the charges and Early Repurchase Fee are paid to the Fund. Please confirm to us that the combined brokerage costs and charges discussed in this section and Early Repurchase Fee will be consistent with any representations and conditions in the Fund’s multi-class exemptive order.

The Fund confirms that the combined brokerage costs and charges and Early Repurchase Fee will be consistent with any representations and conditions in the Fund’s multi-class exemptive order.

Additional information – Subsidiaries (Page 66)

25.	This section states that the Fund may make investments through one or more wholly- owned subsidiaries. Please respond to the following:

●	Confirm to us that the investment advisory contract between a Subsidiary and its investment adviser will be filed as an exhibit to the registration statement.

The Fund so confirms.

●	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

The requested disclosure has been added in the Revised Registration Statement.

●	Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the fund treats the Subsidiary’s debt as its own for purposes of Section 18.

The requested disclosure has been added in the Revised Registration Statement.

●	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

The requested disclosure has been added in the Revised Registration Statement.

●	Confirm to us that (a) a Subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and a Subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table; (b) if a Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act.

The Fund so confirms.

●	Disclose that the Fund will not create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. Primary control means that the Fund controls the entity within the meaning of Section 2(a)(9) of the Act and that the Fund's control of the entity is greater than that of any other person.

The requested disclosure has been added in the Revised Registration Statement.

Limitation of liability; indemnification (Page 67)

26.	This section states that the LLC Agreement provides that the Board and officers of the Trust shall not be liable to the Fund or its shareholders in the absence of willful misfeasance or gross negligence of the duties involved in the conduct of their office. Section 17(h) of the Investment Company Act prohibits a fund charter from including any provisions that would protect an officer or director of the fund from liability “by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.” Inasmuch as the limitations in Section 17(h) are broader than those in the current LLC Agreement, please amend the Agreement to reflect the limitations of Section 17(h). Please also revise the disclosure in this section.

The Fund confirms the LLC Agreement’s limitation of liability provision complies with Section 17(h) and will be filed in a future pre-effective amendment.

The above-referenced disclosure has been revised as follows in the Revised Registration Statement:

The LLC Agreement provides that the members and former members of the Board and officers and former officers of the Fund shall not be liable to the Fund or any of the Shareholders for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office or as otherwise required by applicable law.

Statement of Additional Information – Fundamental Policies (Pages 1-2)

27.	Investment Restriction 7 provides that the Fund will not invest 25% or more of its value in securities of issuers engaged in any single industry. Please add the phrase “or groups of industries” at the end of the sentence. See Item 17.2.e of Form N-2. We note that the current disclosure states that the concentration policy does not apply to investments by the Fund in Portfolio Funds (or in another comparable investment pool), and that the Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. Please be advised that the Fund and its adviser may not ignore the investments of underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please amend the disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

The requested change has been made in the Revised Registration Statement. The Fund’s Revised Registration currently notes the following:

The Fund will, however, consider the investments held by Portfolio Funds, to the extent known, in determining whether its investments are concentrated in any particular industry or groups of industries.

Part C – Other information (Page C-6)

28.	Insert “prospectus or” before “Statement of Additional Information”. See Item 34.7 of N-2.

The requested change has been made in the Revised Registration Statement.

ACCOUNTING COMMENTS

29.	Please confirm if the Fund plans to do any borrowing and, if so, please include interest expense in the fee table as required by General Instruction 8 to Item 3 of Form N-2.

The Fund confirms and it will update the fee table accordingly in the Revised Registration Statement.

30.	Please update the recoupment disclosure to state that any recoupment would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, or (2) the expense limitation in effect at the time of recoupment.

The requested disclosure has been added in the Revised Registration Statement.

31.	Please include examples and a graphical representation demonstrating the operation of the incentive fee in the prospectus.

The Fund respectfully advises the Staff that it continues to believe this type of disclosure to be inconsistent with current industry practice and regulatory requirements, and that such a representation would not provide shareholder with a useful representation of the operation of the Incentive Fee. The Fund is offered only to investors that are both an “accredited investor” with the meaning of Rule 501 of the Securities Act of 1933, as amended, and a “qualified client” within the meaning of Rule 205-3. Given the numerous assumptions needed to produce any graphical representation demonstrating the operation of the Fund’s Incentive Fee, such a representation would not provide shareholders with a useful representation of the operation of the Incentive Fee and could be misleading.

32.	Please confirm in correspondence that the financial statements of any wholly-owned or substantially-owned subsidiaries will be consolidated with those of the Fund.

The Fund so confirms.

33.	It appears that a significant amount of the Fund’s investments will be purchased on private secondary markets. Please explain how secondary market information is factored into the Fund’s fair valuation policies and U.S. GAAP.

The Fund respectfully advises that it is well established that secondary market transactions do not result in a revaluation of acquired assets at the Portfolio Fund level. It is recognized that a private equity secondary market transaction at a price that differs from the fair market value as reported by a Portfolio Fund does not necessary reflect a change in the current fair market value for the following reasons.

●	The purchase price is the result of a negotiation that reflects the needs and forward views of both the seller and the buyer (i.e., a seller in need of liquidity may sell its interests in a Portfolio Fund at a discount from fair market value).

●	A secondary buyer’s purchase price is a function of its long-term expectation of the investment performance of a Portfolio Fund’s assets. The discounted value of this performance (based on time and risk) usually results in a value that is different from the current fair market value.

●	Funds such as Portfolio Funds are often acquired in portfolio transactions where multiple Portfolio Funds are acquired at once. The assets are priced in the aggregate as a portfolio, making the application of the purchase discount or premium to any single fund inappropriate. It is uncommon for a Portfolio Fund to change the accounting basis of its assets based on the value of secondary market transactions.

In addition, sellers in the private equity secondary market typically do not include secondary market pricing information in their determination of fair value for portfolio assets. They will generally only use this information in setting internal purchase price expectations for any contemplated sale of assets from their portfolio. Sellers recognize that there are several factors external to an asset’s fair market value that may influence the purchase price on the secondary market. These factors include the supply of assets for sale; purchasers’ demand for assets, including the amount of uninvested capital held by potential buyers; the type of assets available for purchase relative to the portfolio needs of potential buyers; and the illiquidity inherent in limited partnership interests. These factors, individually or in combination, may cause the purchase price for assets on the secondary market to differ materially from the fair market value of private equity funds, as reported by those funds, and their underlying portfolio assets.

34.	Please explain how the Fund will comply with ASC Topic 820 if neither the Valuation Committee nor the Adviser will generally have sufficient information in order to be able to confirm or review the accuracy of valuations provided by Portfolio Fund Managers.

The Fund expects to estimate the fair value of its investments in Portfolio Funds using the net asset value of the Portfolio Funds, which are expected to be calculated in a manner consistent with ASC Topic 946. The Fund will consider whether an adjustment to the most recent net asset value of its investments in Portfolio Funds is necessary based on available information to estimate a net asset value that is calculated in a manner consistent with ASC Topic 820. The valuations provided by Portfolio Fund Managers may provide a basis for those valuations.  The Fund’s valuation methodologies are similar to the valuation procedures of other similarly structured funds.

35.	Please include financial statements and a consent for the Predecessor Fund in the registration statement and ensure these financial statements have been audited in accordance with U.S. GAAP and Article 12 of Regulation S-X as required by Article 6- 11 of Regulation S-X.

The Fund will include audited financial statements and a consent for the Predecessor Fund as an exhibit in a subsequent pre-effective amendment and will ensure the financial statements are audited in accordance with U.S. GAAP and Article 12 of Regulation S-X as required by Article 6- 11 of Regulation S-X.

*      *     *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307.

Sincerely,

Jillian L. Bosmann

cc:	Michael Spratt, Assistant Director
Michael Shaffer, Branch Chief